August 23, 2013

VIA EDGAR

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           American Beacon Funds (File Nos. 033-11387 and 811-04984)

Dear Ms. Dubey:

Transmitted herewith are responses to the comments that we received from you by telephone on July 26, 2013 regarding: (1) Post-Effective Amendment No. 158 to the Registration Statement on Form N-1A for the American Beacon S&P 500 Index Fund, American Beacon Small Cap Index Fund and American Beacon International Equity Index Fund, each a series of the American Beacon Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2013; and (2) the management fees paid by each series of the Registrant.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber
cc:	Rosemary Behan
John Okray
American Beacon Advisors, Inc.